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                            January 25, 2021

       Abner Kurtin
       Chair of the Board and Chief Executive Officer
       Ascend Wellness Holdings, LLC
       1411 Broadway
       16th Floor
       New York, NY 10018

                                                        Re: Ascend Wellness
Holdings, LLC
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
28, 2020
                                                            CIK No. 0001756390

       Dear Mr. Kurtin:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Cover Page

   1. We note your disclosure here that you intend to list your Class A common stock on the
                                                        Canadian Securities
Exchange. We also note your disclosure on page 14 that you
                                                        anticipate having your
shares of Class A common stock trade on the OTC Markets in the
                                                        U.S and your disclosure
on page 20 that you anticipate trading on over-the-counter
                                                        markets in the United
States following the completion of this offering. If you intend to have your shares of
Class A common stock quoted on the OTC Markets, please revise the cover page to state
that and to specify on which OTC Market.
 Abner Kurtin
FirstName  LastNameAbner
Ascend Wellness  Holdings, Kurtin
                           LLC
Comapany
January 25,NameAscend
            2021        Wellness Holdings, LLC
January
Page 2 25, 2021 Page 2
FirstName LastName
About This Prospectus, page 2

2. We note your disclosure that certain of the industry data presented in the S-1 was derived from reports commissioned and paid for by the underwriters and prepared by Arcview
         Market Research. We also note that it appears that you have attributed certain statements in the Business section to Arcview Market Research. Please revise your filing to file a consent from Arcview Market Research or advise. Please see Securities Act Rule 436 and
         Question 233.02 of the Securities Act Rules Compliance and Disclosure Interpretations.
Implications of Being an Emerging Growth Company, page 3

3. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Our voting control will be concentrated, page 11

4. Please disclose the percentage of outstanding shares that Class B shareholders must maintain to continue to control the outcome of matters submitted to shareholders for approval.
Risk Factors, page 11

5. Please revise to comply with Regulation S-K Item 105 by relocating risks that could generically apply to any registrant or offering to the end of the section under the caption
            General Risk Factors.
Our certificate of incorporation and bylaws will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive , page 16

6. Please revise this risk factor to disclose that your exclusive forum provision will not apply to actions arising under the Securities Act or the Exchange Act as discussed on page 128.
         Please also ensure that the exclusive forum provision in your bylaws states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Please also revise this risk factor to disclose that your exclusive forum provision could result in increased costs for shareholders to bring a claim.
Use of Proceeds, page 48

7. Please disclose whether you expect to use any proceeds to pay the $2 million MSA termination fee to the CEO's company as referenced on page F-29.
8. We note that you intend to use proceeds for the expansion of your cultivation and processing facilities, future acquisitions, working capital and general corporate purposes.
         Please revise to disclose the approximate amount to be used for each such purpose. Refer
 Abner Kurtin
FirstName  LastNameAbner
Ascend Wellness  Holdings, Kurtin
                           LLC
Comapany
January 25,NameAscend
            2021        Wellness Holdings, LLC
January
Page 3 25, 2021 Page 3
FirstName LastName
         to Item 504 of Regulation S-K.
Compensation Expense, page 59

9. Please expand your disclosures to quantify the amounts of compensation expense you classify as cost of goods sold (page F-9) and as G&A so that readers can fully understand the magnitude of your total compensation expense. Also, please explain how you distinguish this "compensation expense" line item from the G&A line item. If the compensation expense line item solely relates to the unallocated portions of your senior management compensation then that fact should be disclosed.
Business
Established Ascend Brand with Focus on Flagship Retail, page 72

10. Please substantiate your statement that the Ascend retail brand in Illinois is one of the most recognized brands in the market, serving an average of 2,628 customers on a daily basis while achieving productivity of approximately $5,496 per square foot, rivaling the sale productivity of luxury retailers like Apple, Tiffany and Lululemon.
History
Illinois, page 74

11.      Please briefly explain what a BLS Region is.
Security Ownership of Certain Beneficial Owners and Management, page 119

12. Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by One Tower Spire, LLC. Description of Capital Stock, page 125

13. We note that you refer shareholders to, in part, the applicable provisions of the Delaware law. It is not appropriate to qualify your disclosure by reference to information that is not included in the filing or filed as an exhibit. Please revise accordingly.
Note 6 Notes Receivable, page F-17

14. Please expand your disclosures to clearly indicate whether these receivables all relate to deposits you paid in connection with agreements to acquire specific businesses. If so, please identify the business to which each receivable relates and disclose whether there are any conditions that would impair your ability to collect the full amounts outstanding if the corresponding acquisition is not consummated. Further, please clearly correlate each receivable with any corresponding acquisition transactions reported in
Note 18. Also,
         please reconcile the existance of your purchase agreements with the disclosure in the Use of Proceeds section on page 48 that "we do not have agreements or commitments for any material acquisitions or investments as of the date of this prospectus".
 Abner Kurtin
Ascend Wellness Holdings, LLC
January 25, 2021
Page 4
Note 8 Variable Interest Entities, page F-18

15. Please clarify why the VIE summarized financial information is characterized as unaudited given the disclosure requirements of ASC 810-10-50-3. Also, please provide the disclosures required by ASC 810-50-3.c-d. and ASC 810-50-2AA.
Note 10 Leases, page F-20

16. Please provide us with a comprehensive analysis that supports your determination to use the 9% weighted average discount rate to measure your lease liabilities. Clearly demonstrate how your assumptions comply with the corresponding accounting guidance.
         In this regard, we note the 14%-20% borrowing rates referenced in Note 11.
Note 11 Debt, page F-23

17. For each convertible instrument, including the real estate preferred units, please clearly disclose the specific conversion terms pursuant to the original agreements and explain the accounting impact of any subsequent changes in said terms.
Note 12 Members Equity, page F-24

18. Please disclose in MD&A whether any beneficial conversion feature, including that which is attached to your real estate preferred units, can reasonably be expected to precipitate a charge that will adversely impact your operating results upon the conversion referenced on page 5. Similarly, please address whether a material charge to stock compensation expense will be recognized upon consummation of the IPO due to accelerated vesting provisions or other conditions.
Note 13 Equity-Based Compensation Expense, page F-25

19. Please clearly disclose whether each equity incentive unit is convertible into one common unit. Also, please expand your disclosure in MD&A to clearly explain how you determined the compensation expense that will be recognized relating to the 19.9 million restricted common units issued in November 2020 (page F-32).
Note 18 Subsequent Events, page F-30

20.      For each 2020 and 2021 completed and probable acquisition, please give us your
         significance calculations as outlined in Article 3-05 of Regulation
S-X.
21. We understand that in December 2020, the member of Ascend Michigan assigned its interests to Ascend Wellness Holdings, LLC for no consideration. Please disclose in
FirstName LastNameAbner Kurtin
       MD&A the circumstances of this transaction and whether this is an indication that the
Comapany    NameAscend
       Ascend             Wellness
                 Michigan assets     Holdings,
                                 reflected     LLCF-18 may be impaired. In this
regard, we also
                                           on page
Januarynote
         25, the
             2021Michigan
                   Page 4 breach of contract loss contingency disclosed on page F-32.
FirstName LastName
 Abner Kurtin
FirstName  LastNameAbner
Ascend Wellness  Holdings, Kurtin
                           LLC
Comapany
January 25,NameAscend
            2021        Wellness Holdings, LLC
January
Page 5 25, 2021 Page 5
FirstName LastName
       You may contact David Burton at 202-551-3626 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      James B. Guttman, Esq.